EXHIBIT 12

Boeing Capital Corporation and Subsidiaries

Computation of Ratio of Income to Fixed Charges

	Three Months Ended March 31,
(Dollars in millions)	2004	2003
Income (loss):
Income (loss) before provision (benefit) for income taxes	$87	$(113)
Fixed charges	103	111
Income (loss) before provision (benefit) for income taxes and fixed charges	$190	$(2)

Fixed charges:
Interest expense	$103	$111

Ratio of income before provision for incometaxes and fixed charges to fixed charges (1)	1.85	-

(1)          Income was inadequate to cover fixed charges by $113 million for the three months ended March 31, 2003.